SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2003

                          Alfa Laval Special Finance AB
                         (Commission File No. 333-13690)

                (Translation of Registrants' Names Into English)

                                Rudeboksvagen 3,
                                      Lund,
                                     Sweden

                    (Address of Principal Executive Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                           Form 20-F X   Form 40-F
                                    ---           ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

[Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

[Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.]


         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes        No X
                                    ---       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-_____.

Enclosures: -Interim report January 1-March 31, 2003 of Alfa Laval AB (publ)
            -Interim report January 1-March 31, 2003 of Alfa Laval Special
             Finance AB.

Alfa Laval AB (publ)                              Corporate registration number:
                                                                     556587-8054


Alfa Laval AB (publ)
Interim report January 1 - March 31, 2003



"Order intake as well as net sales increased during the first quarter 2003, excluding exchange variations, in spite of a continuous weak development on many of Alfa Laval's markets. Adjusted EBITA was somewhat lower, mainly due to foreign exchange effects. As anticipated, the result after financial items increased substantially."

                                 Sigge Haraldsson, President and CEO, Alfa Laval

Summary of the first quarter 2003:

       - Order intake, excluding exchange rate variations, increased by 1.1 percent to SEK 3,378 million.

       - Net sales, excluding exchange rate variations, increased by 1.4 percent to SEK 2,995 million.

       - Adjusted EBITA was SEK 321 (362) million.

       - Adjusted EBITA-margin was 10.7 (11.1) percent.

       - Result after financial items increased to SEK 141 (60) million.

       - Cash flow from operating activities was SEK 215 (352) million.

       - Alfa Laval's nomination committee has proposed Anders Narvinger as new Chairman of the Board of Alfa Laval.


Outlook 2003

As in previous outlook, Alfa Laval is expecting the orders received during 2003 to show a limited increase compared to 2002 excluding translation differences. The major part of this increase is expected through acquired activities together with a marginal organic growth during the latter part of 2003. It must though be added that the uncertainty that is characterizing the situation in the world of course means that all forecasts are uncertain.

The restructuring programme "Beyond Expectations", that is to be completed by the end of 2003, will give continued savings during the year.

Foreign exchange translation as well as transaction exposures are expected to have a larger negative impact than previously anticipated on the adjusted EBITA.

Lund, April 29, 2003



Sigge Haraldsson
President and CEO
Alfa Laval AB (publ)

Alfa Laval AB (publ)                              Corporate registration number:
                                                                     556587-8054


--------------------------------------------------------------------------------------------------------
SEK millions, unless            Jan 1 - Mar 31   Jan 1 - Mar 31                                Pro forma

otherwise stated                     2003             2002              2002          2001          2000
--------------------------------------------------------------------------------------------------------
Order intake                             3,378            3,681       14,675        15,894        15,374
--------------------------------------------------------------------------------------------------------
Net sales                                2,995            3,262       14,595        15,830        15,012
--------------------------------------------------------------------------------------------------------
Adjusted EBITDA 1)                         396              450        2,087         2,138         1,626
--------------------------------------------------------------------------------------------------------
Adjusted EBITA 2)                          321              362        1,755         1,738         1,160
--------------------------------------------------------------------------------------------------------
Adjusted EBITA2)- margin                 10.7%            11.1%        12.0%         11.0%          7.7%
--------------------------------------------------------------------------------------------------------
Result after financial items               141               60          372            42          -296
--------------------------------------------------------------------------------------------------------
Return on capital employed3)             19.4%            17.8%        20.2%         18.5%         16.1%
--------------------------------------------------------------------------------------------------------
Return on equity capital3)                4.8%             9.2%         2.7%          2.5%        -30.8%
--------------------------------------------------------------------------------------------------------
Solidity                                 30.6%             8.4%        29.2%          8.2%          7.0%
--------------------------------------------------------------------------------------------------------
Debt ratio, times                         0.72             5.17         0.78          5.38          6.42
--------------------------------------------------------------------------------------------------------
No. of employees (units) 4)              9,186            9,306        9,125         9,259        10,623
--------------------------------------------------------------------------------------------------------

1) Adjusted EBITDA - "Earnings before interests, taxes, depreciation, amortisation of goodwill and step up values and comparison distortion items."
2) Adjusted EBITA - "Earnings before interests, taxes, amortisation of goodwill and step up values and comparison distortion items.
3) Calculated on a 12 months' revolving basis. The new issue of shares in May 2002 has changed the basis for the calculation of return on equity capital, which has affected the comparison figure.
4)     Number of employees at the end of the period.







For more information, please contact:
Mikael Sjoblom, Investor Relations Manager
Phone: +46 46 36 74 82, mobile: +46 709 78 74 82,
e-mail: mikael.sjoblom@alfalaval.com










The interim report has not been subject to review by the company's auditors.

Alfa Laval AB (publ)                              Corporate registration number:
                                                                     556587-8054


Management's discussion and analysis


Ownership

Alfa Laval AB (publ) is since May 17, 2002 listed on the Stockholm Stock Exchange's O-list and on Attract 40 since July 1, 2002. The number of shareholders is 5,432 in total. The two largest owners are also after the IPO Industri Kapital and Tetra Laval, where 26.9 (62.2) percent are owned by the partnerships that are controlled by Industri Kapital 2000 Ltd, United Kingdom and 17.7 (36.7) percent are owned by Tetra Laval B.V., the Netherlands. Next to them there are eight institutional investors with ownerships of 3.7 to 2.4 percent. These ten largest owners own 68.0 percent of the shares.

Legal structure

Alfa Laval AB (publ) is the parent company of the Alfa Laval Group.

Operations

The Alfa Laval Group is engaged in the development, production and sales of products and systems based on three main technologies: separation/filtration, heat transfer and fluid handling. The sales and marketing activities are performed in two divisions - "Equipment" and "Process Technology". The divisions are based on totally ten customer segments. The Group also has a common function "Operations" for procurement, production and logistics. The Group's secondary segments are geographical markets.

Accounting principles

The same accounting principles and accounting estimates have been applied in the interim report for March 2003 as for the annual report for 2002.

Acquisitions and disposals

On January 31, 2003, the Danish Toftejorg A/S Group was acquired, with effect from January 1, 2003. The Group has annual sales of about SEK 210 million and approximately 100 employees. The operations cover R&D, assembly and sales of advanced tank cleaning equipment, targeting the Food and Marine industries. In addition to the operations in Denmark, the Group has sales companies in Sweden, Norway, Germany, the UK, France, Singapore, the United States and its own representation in South Korea.

On February 26, 2003 the property in Newmarket in Canada was sold for SEK 20.0 million, with a realised gain of SEK 3.6 million.

The disposal is reported as a comparison distortion item in the income statement.

Asbestos-related lawsuits in the United States

Alfa Laval's subsidiary in the US, Alfa Laval Inc, was as of March 31, 2003 named as co-defendant in a total of 97 asbestos-related lawsuits with a total of approximately 17,500 plaintiffs. Alfa Laval Inc. is only named as one of numerous defendants. The lawsuits do not identify any Alfa Laval product that the company

Alfa Laval AB (publ)                              Corporate registration number:
                                                                     556587-8054


believes could form the basis of liability. The lawsuits filed in Mississippi account for more than 99% of all plaintiffs.

Alfa Laval strongly believes the claims against the company are without merit and intends to vigorously contest each lawsuit.

After thorough investigations Alfa Laval continues to believe that potential claims in connection with asbestos related lawsuits against Alfa Laval Inc will be covered by insurance policies. Furthermore, primary insurance policies issued in favour of Alfa Laval Inc. provide for coverage of its defense costs.

Developments between February 15, 2003 and March 31, 2003:

o 2 lawsuits have been dismissed, which gives a total of 32 lawsuits that have been dismissed for lack of connection to Alfa Laval Inc. In addition, another multiple plaintiff lawsuit in Mississippi, with 15 plaintiffs, has been dismissed from state court and transferred to a federal court, which is expected to dismiss all claims from plaintiffs with no manifested illness. This lawsuit, as well as the lawsuit representing 507 plaintiffs mentioned in our Full Year Report for 2002 which was transferred to the same federal court, are still included in the total count.

o Alfa Laval Inc has been named as co-defendant in an additional 26 lawsuits with a total of approximately 2,500 plaintiffs. 22 of these lawsuits were filed in Mississippi and embrace all of the new plaintiffs, except 6.

o 99,8% of the increase in plaintiffs is related to lawsuits filed in Mississippi. The State of Mississippi has adopted a new law that legal experts expect will limit the filing of multiple plaintiff lawsuits after December 31, 2002. It is believed that this new law is the principal driving force behind the increase of lawsuits filed during the latter part of 2002.

o        All of the new Mississippi lawsuits were originally filed during 2002.
         The rules applicable in Mississippi allow lawsuits to be served upon the defendants within 120 days from the court filing. Alfa Laval is not aware of any new multiple plaintiff lawsuits filed in Mississippi against Alfa Laval Inc. during 2003.

Based on current information and Alfa Laval's understanding of these lawsuits, Alfa Laval continues to believe that these lawsuits will not have a material adverse effect on the company's financial condition or results of operation.

Orders received

Orders received amounted to SEK 3,377.7 (3,681.4) million for the first quarter. Excluding exchange rate variations, the order intake for the Group was 1.1 percent higher than the same period last year.

After considering the effect of exchange rate variations, an increase in orders received has been reported from the customer segments "Food Technology", "Comfort & Refrigeration", "Sanitary Equipment", "Fluids & Utility Equipment" and for "Parts & Service. The increase in "Food Technology" is explained by increased investments within applications like protein technology, beverages and vegetable oil. The increase in "Comfort & Refrigeration" is coming from improvements in both heating and refrigeration. The improvement in "Sanitary Equipment" is deriving from

Alfa Laval AB (publ)                              Corporate registration number:
                                                                     556587-8054


an increase in orders from primarily contractors and system builders. Decreases in orders received have been noted from primarily the "Energy & Environment" and the "Marine & Diesel" customer segments. The decrease within "Energy & Environment" is due to a weakening investment climate within the oil and gas industry and the power application. "Marine & Diesel" has shown decreased orders received compared to 2002. This is fully in line with the expectations due to the fewer contracts for new construction at the shipyards. Orders received from the after market "Parts & Service" has continued to develop positively and thereby increased its relative share of the group's total orders received to
28.2 (27.0) percent.

With reference to the geographical split of orders received and after excluding the effect of exchange rate variations it can be noted that Asia, Central and Eastern Europe, Latin America and Oceania are reporting increased orders received. North America, mainly due to the United States, has reported a continued decrease in orders received. Also Western Europe, the Nordic countries and Africa report decreased orders received. The decrease in orders received in the United States is above all explained by the generally weak business climate, but also a concentration of the product range within the customer segment "Sanitary Equipment" in the United States and by reduced investments within the oil & gas and power applications.

Order backlog

The order backlog at March 31, 2003 was 4,284.3 (4,661.4) million. Excluding exchange rate variations, the order backlog was 4.7 percent higher than the order backlog at the end of 2002.

Net sales

Net sales of the Alfa Laval Group amounted to SEK 2,994.7 (3,261.9) million for the first quarter of this year. Excluding exchange rate variations, the invoicing was some 1.4 percent higher than the first quarter of last year.

After adjusting for the effect of exchange rate variations, an increase in net sales has been reported from the customer segments "Food Technology", "Comfort & Refrigeration", "OEM", "Life Science" and for "Parts & Service. The increase in sales for all segments but "Life Science" is consistent with the reported improvement in orders received. For "Life Science" the increase is based on the relatively large order backlog going into 2003. Decreases in net sales have been noted from primarily the "Energy & Environment" and the "Marine & Diesel" customer segments. The decreases reported are due to the lower order intake, in these longer lead-time businesses, as commented upon during 2002.

After considering the effect of exchange rate variations, the invoicing increased strongly in Asia, Central and Eastern Europe, Latin America, Oceania and Africa and increased in Western Europe. Primarily North America but also the Nordic countries are below the level of last year.

Alfa Laval AB (publ)                              Corporate registration number:
                                                                     556587-8054


Comments on the Profit & Loss Statement

As a basis for comments on the various main items of the profit & loss statement, please find a comparison between January - March for 2003 and 2002 and January - December for 2002 and 2001:

Income statement analysis
Consolidated

                                  Jan 1 -      Jan 1 -      Jan 1 -      Jan 1 -
                                  Mar 31        Mar 31       Dec 31       Dec 31
SEK millions                       2003          2002         2002         2001
--------------------------------------------------------------------------------

Net sales                         2,994.7      3,261.9     14,594.9     15,829.6

Adjusted gross profit             1,197.4      1,291.5      5,651.7      5,815.5
- in % of net sales                  40.0         39.6         38.7         36.7

Expenses                           -801.4       -841.9     -3,565.0     -3,677.2
- in % of net sales                  26.8         25.8         24.4         23.2

Adjusted EBITDA                     396.0        449.6      2,086.7      2,138.3
- in % of net sales                  13.2         13.8         14.3         13.5

Depreciation                        -74.7        -87.8       -331.3       -400.3

Adjusted EBITA                      321.3        361.8      1,755.4      1,738.0
- in % of net sales                  10.7         11.1         12.0         11.0

Amortisation of goodwill*          -123.7       -126.4       -506.7       -511.9

Comparison distortion items           3.6        -44.9        -29.2          5.3
                                ------------------------------------------------
EBIT                                201.2        190.5      1,219.5      1,231.4
--------------------------------------------------------------------------------

* Including amortisation of step-up values

The first three months generated a gross profit of SEK 1,120.3 (1,209.8) million. Excluding the amortisation of SEK 77.1 (81.7) million on step up values, the adjusted gross profit is SEK 1,197.4 (1,291.5) million. This corresponds to 40.0 (39.6) percent of net sales. The gross margin is 0.4 percentage units higher than last year. This is partly a result of the restructuring programme. In addition the proportion of the after market sales increased, which is a further explanation to the improved gross margin.

Sales and administration expenses amounted to SEK 762.9 (806.8) million. Excluding exchange rate variations and divested activities, these expenses were at the same level as last year.

The costs for research and development has amounted to SEK 95.7 (76.4) million, corresponding to 3.2 (2.3) percent of net sales. At constant exchange rates, this represents an increase of about SEK 20 million.

Alfa Laval AB (publ)                              Corporate registration number:
                                                                     556587-8054


Adjusted EBITDA amounted to SEK 396.0 (449.6) million for the first quarter. The adjusted EBITA amounted to SEK 321.3 (361.8) million. The adjusted EBITA margin thereby decreased to 10.7 (11.1) percent.

In order to illustrate the quarterly development, the corresponding income statement analysis is shown for the last ten quarters below:


Income statement analysis*
Consolidated

                                 2000                     2001                                     2002                     2003
                                ------------------------------------------------------------------------------------------------
SEK millions                      Q4        Q1        Q2        Q3         Q4        Q1        Q2        Q3        Q4        Q1

Net sales                      4,632.3   3,452.4   3,806.5   3,832.1    4,738.6   3,261.9   3,654.2   3,503.7   4,175.1   2,994.7

Adjusted gross profit          1,500.8   1,335.9   1,433.3   1,366.8    1,679.5   1,291.5   1,426.4   1,394.7   1,539.1   1,197.4
- in % of net sales               32.4      38.7      37.7      35.7       35.4      39.6      39.0      39.8      36.9      40.0

Expenses                        -889.7    -866.7    -848.8    -881.5   -1,080.2    -841.9    -898.3    -902.5    -922.3    -801.4
- in % of net sales               19.2      25.1      22.3      23.0       22.8      25.8      24.6      25,8      22.1      26.8

Adjusted EBITDA                  611.1     469.2     584.5     485.3      599.3     449.6     528.1     492.2     616.8     396.0
- in % of net sales               13.2      13.6      15.4      12.7       12.6      13.8      14.5      14.0      14.8      13.2

Depreciation                    -133.2    -103.1     -99.8     -94.1     -103.3     -87.8     -83.1     -78.6     -81.8     -74.7

Adjusted EBITA                   477.9     366.1     484.7     391.2      496.0     361.8     445.0     413.6     535.0     321.3
- in % of net sales               10.3      10.6      12.7      10.2       10.5      11.1      12.2      11.8      12.8      10.7

Amortisation of goodwill **     -119.7    -119.9    -134.3    -129.8     -127.9    -126.4    -125.7    -128.7    -125.9    -123.7

Comparison distortion items     -386.1       0.0       0.0       0.0        5.3     -44.9       0.5      15.9      -0.7       3.6
                              ---------------------------------------------------------------------------------------------------
EBIT                             -27.9     246.2     350,4     261.4      373.4     190.5     319.8     300.8     408.4     201.2

* Including amortisation of step-up values

The result has been affected by comparison distortion items of SEK 3.6 (-44.9) million.

On February 26, 2003 the property in Newmarket in Canada was sold for SEK 20.0 million, with a realised gain of SEK 3.6 million. The sale of the property in Warminster in the United States was completed at the end of March 2002 at a price of SEK 62.1 million. The realised loss was SEK -44.9 million.

The financial net has amounted to SEK -73.1 (-185.8) million, excluding realised and unrealised exchange rate losses and gains. The main elements of costs were interest on debt to the banking syndicate of SEK -46.1 (-70.5) million, interest on the bond loan of SEK -36.0 (-59.3) million, interest on the loan from Tetra Laval Finance Ltd of SEK - (-58.6) million and a net of dividends and other interest income and interest costs of SEK 9.0 (2.6) million.

The net of realised and unrealised exchange rate differences amounts to SEK 13.4 (55.1) million.

Alfa Laval AB (publ)                              Corporate registration number:
                                                                     556587-8054


The result after financial items was SEK 141.5 (59.8) million.

Income taxes were SEK -34.0 (-45.3) million. The Group's effective tax rate is approximately 33 percent based on taxable result. Income taxes for the first quarter 2003 includes a credit of SEK 20 million related to recognised loss carry-forwards in Sweden.

The parent company's result after financial items was SEK 0.4 (1.0) million, out of which net interest costs were SEK 0.6 (-58.6) million, unrealised exchange rate losses on loans SEK -0.2 (60.5) million, fees to the Board SEK - (-) million and other administration costs the remaining SEK - (-0.9) million.

Divisional reporting

Consolidated                                      Orders received
                         -----------------------------------------------------------------
                         Jan 1 - Mar 31   Jan 1 - Mar 31   Jan 1 - Dec 31   Jan 1 - Dec 31
SEK millions                  2003             2002             2002             2001
------------------------------------------------------------------------------------------
Equipment                       1,964.9          2,118.7          8,092.6          8,557.9
Process Technology              1,395.9          1,536.8          6,488.1          7,026.9
Operations and other               16.9             25.9             94.1             96.1
                         -----------------------------------------------------------------
Subtotal                        3,377.7          3,681.4         14,674.8         15,680.9
Divested                              -                -                -            213.0
                         -----------------------------------------------------------------
Total                           3,377.7          3,681.4         14,674.8         15,893.9
------------------------------------------------------------------------------------------


Consolidated                                 Order backlog
                           -----------------------------------------------------
                           March 31     March 31     December 31     December 31
SEK millions                 2003         2002           2002            2001
--------------------------------------------------------------------------------
Equipment                   1,572.4      1,729.1         1,564.5         1,648.3
Process Technology          2,697.0      2,918.0         2,752.6         2,654.7
Operations and other           14.9         14.3            23.0             9.5
                           -----------------------------------------------------
Subtotal                    4,284.3      4,661.4         4,340.1         4,312.5
Divested                          -            -               -             1.0
                           -----------------------------------------------------
Total                       4,284.3      4,661.4         4,340.1         4,313.5
--------------------------------------------------------------------------------


Consolidated                                                Net sales
                         -----------------------------------------------------------------
                         Jan 1 - Mar 31   Jan 1 - Mar 31   Jan 1 - Dec 31   Jan 1 - Dec 31
SEK millions                  2003             2002             2002             2001
------------------------------------------------------------------------------------------
Equipment                       1,829.5          1,978.1           8,129.6         8,576.2
Process Technology              1,143.5          1,248.6           6,377.1         6,872.0
Operations and other               21.7             35.2              88.2           169.4
                                ----------------------------------------------------------
Subtotal                        2,994.7          3,261.9          14,594.9        15,617.6
Divested                              -                -                 -           212.0
                                ----------------------------------------------------------
Total                           2,994.7          3,261.9          14,594.9        15,829.6
                                ----------------------------------------------------------

Alfa Laval AB (publ)                              Corporate registration number:
                                                                     556587-8054


Consolidated                                     Operating income
                         -----------------------------------------------------------------
                         Jan 1 - Mar 31   Jan 1 - Mar 31   Jan 1 - Dec 31   Jan 1 - Dec 31
SEK millions                  2003             2002             2002             2001
------------------------------------------------------------------------------------------
Equipment                         191.9            244.7          1,078.3          1,083.6
Process Technology                 -8.3             27.0            521.4            472.7
Operations and other               14.0            -36.3           -351.0           -321.0
                             -------------------------------------------------------------
Subtotal                          197.6            235.4          1,248.7          1,235.3
Comparison distortion items         3.6            -44.9            -29.2              5.3
Divested                              -                -                -             -9.2
                             -------------------------------------------------------------
Total                             201.2            190.5          1,219.5          1,231.4
------------------------------------------------------------------------------------------


Reporting by geographical markets
----------------------------------------------------------------------------------------------------
Net sales             Jan 1 -              Jan 1 -              Jan 1 -              Jan 1 -
                      Mar 31               Mar 31               Dec 31               Dec 31
                       2003                 2002                 2002                 2001
                       SEK                  SEK                  SEK                  SEK
Consolidated         millions     %       millions    %        millions    %        millions    %
----------------------------------------------------------------------------------------------------
Customers in
Sweden                  198.8      6.6      188.0      5.8       835.1      5.7       770.0      4.9
Other EU              1,072.7     35.8    1,058.2     32.4     4,953.0     33.9     5,448.5     34.4
Other Europe            289.3      9.7      321.0      9.8     1,497.8     10.3     1,426.0      9.0
United States           492.6     16.4      698.3     21.5     2,638.7     18.1     2,815.7     17.8
Oth North America        82.4      2.8       88.7      2.7       423.5      2.9       347.3      2.2
Latin America           127.2      4.3      150.0      4.6       626.7      4.3       728.0      4.6
Africa                   22.0      0.7       11.3      0.3        69.6      0.5       151.7      1.0
Asia                    659.8     22.0      699.0     21.4     3,296.6     22.6     3,835.3     24.2
Oceania                  49.9      1.7       47.4      1.5       253.8      1.7       307.2      1.9
                    --------------------------------------------------------------------------------
Total                 2,994.7    100.0    3,261.9    100.0    14,594.9    100.0    15,829.6    100.0
----------------------------------------------------------------------------------------------------


Return on capital employed

The return on capital employed including goodwill and step up values amounted to
19.4 (17.8) percent during the first quarter of the year calculated on a 12 months' revolving basis.

Cash flow

Cash flow from operating and investing activities amounted to SEK 142.6 (313.1) million during the first quarter, out of which divestments generated cash of SEK
26.0 (67.2) million.

Working capital increased by SEK 96.3 million during the first quarter. The corresponding figure for 2002 was a decrease by SEK 1.0 million.

Alfa Laval AB (publ)                              Corporate registration number:
                                                                     556587-8054


Investments in property, plant and equipment amounted to SEK 28.5 (54.5) million during the first quarter. Depreciations, excluding allocated step up values, amounted to SEK 74.7 (87.8) million during the period.

The cash flows from operating activities calculated per share were SEK 1.92 (9.40). Cash flows per share have been calculated based on the average number of shares, which has been changed through split and new issue of shares to 111,671,993 (37,496,325).

Cash and bank

The Group's cash and bank amounted to SEK 520.0 (736.4) million. The item cash and bank in the balance sheet and in the cash flow statement is mainly relating to bank deposits. Cash and bank includes a bank deposit in the publicly listed subsidiary Alfa Laval (India) Ltd of about SEK 69.3 (57.7) million. The company is not a wholly owned subsidiary of the Alfa Laval Group, but is only owned to
64.1 percent.

Borrowings and net debt

Total bank borrowings amounted to SEK 3,016.2 (4,150.4) million at the end of the period. The total financial indebtedness including leasing and interest bearing pension liabilities amounted to SEK 4,168.9 (8,192.9) million.

Net financial debt amounted to SEK 3,321.5 (7,306.5) million at March 31.

On January 27, 2003 a voluntary amortisation of SEK 227.7 million was made on the syndicated loan.

On February 19, 2003, Alfa Laval has re-purchased bonds at the prevailing market rate for a face value of SEK 11.7 million. The difference between the higher market value and the face value was SEK 1.9 million, which has been reported as an interest cost. The bond loan accrues interest at 12.125 percent, which is considerably more than the Group's current cost for other external financing.

The loan facility with the banking syndicate consists of two parts. The first part is an amortisation free loan of originally EUR 423.9 million, which has been reduced to EUR 299.3 million through voluntary amortisation of EUR 86.2 million and exchange rate movements of EUR 38.4 million. The other part is a revolving working capital facility of EUR 150 million, which was unutilised as of March 31, 2003. The maturity of this combined facility is five years and the interest is based on applicable IBOR plus a mark up based on the relation between net debt and EBITDA.

Alfa Laval AB (publ)                              Corporate registration number:
                                                                     556587-8054


Debt table
--------------------------------------------------------------------------------
Consolidated
                              March 31    March 31    December 31    December 31
SEK millions                    2003        2002         2002           2001
--------------------------------------------------------------------------------
Subordinated loan from
Tetra Laval Finance Ltd              -     2,025.6              -        2,085.6
Credit institutions            3,016.2     4,150.4        3,360.2        4,573.1
Bond loan                      1,123.2     1,986.5        1,127.6        2,045.3

Capitalised finance leases        23.4        24.0           24.7           26.9
Interest-bearing pension
liabilities                        6.1         6.4            6.1            6.4
                             ---------------------------------------------------

Total debt                     4,168.9     8,192.9        4,518.7        8,737.2

Cash and bank and other
current deposits                 847.4       886.4        1,020.2          959.7
                             ---------------------------------------------------

Net debt                       3,321.5     7,306.5        3,498.5        7,777.5
                             ---------------------------------------------------

Debt ratio

The debt ratio, that is the net debt in relation to equity capital, was 0.72 (5.17) times at the end of March.

Solidity

The solidity, that is the equity capital in relation to total assets, was 30.6 (8.4) percent at the end of the period.

Return on equity capital

The net income for the period in relation to equity capital was 4.8 (9.2) percent calculated on a 12 months' revolving basis. The new issue of shares in May 2002 has changed the basis for the calculation, which has affected the comparison figure.

Personnel

The number of employees amounted to 9,186 (9,306) at March 31, 2003.

Proposed disposition of earnings

The Board of Directors have proposed a dividend of SEK 2.00 per share for 2002 and that the remaining income available for distribution of SEK 450.3 (1,457.8) million is carried forward.

Events after the balance sheet date

The main owners of Alfa Laval, representing about 57 percent of capital and votes, have formed a nomination committee with the task to suggest election of board members and remunerations to them to the shareholders' meeting on May 8, 2003. The nomination committee has the following members: Christian Salamon, Industri

Alfa Laval AB (publ)                              Corporate registration number:
                                                                     556587-8054


Kapital (convening); Jorn Rausing, Tetra Laval; Marianne Nilsson, Robur; Ramsay Brufer, Alecta; Mats Andersson, Tredje AP-fonden and Niels-Erik Petersen, ATP (Denmark). The nomination committee has proposed Anders Narvinger as new Chairman of the Board after the resigned Thomas Older. Anders Narvinger is born in 1948, he is a Bachelor of Science (Engineering) and (Economics), he is the Managing Director for Sveriges Verkstadsindustrier and former Managing Director and Chief Executive Officer for ABB Sweden. He is Chairman of the Board in Swedish Export Council, Lunds Tekniska Hogskola, Plastal AB, Trelleborg AB and member of the Board in Volvo Car Corporation. The other members of the Board are proposed to be re-elected.

The balance sheets and the profit and loss statements will be adopted at the ordinary shareholders' meeting on May 8, 2003.

Date for the next financial report

The interim report for the second quarter of 2003 will be published on August 14, 2003.

Alfa Laval AB (publ)                              Corporate registration number:
                                                                     556587-8054


CONSOLIDATED CASH FLOW STATEMENT

                                                 Jan 1-     Jan 1-       Jan 1-       Jan 1-
                                                 Mar 31     Mar 31       Dec 31       Dec 31
SEK millions                                      2003       2002         2002         2001
--------------------------------------------------------------------------------------------
Cash flow from operating activities
Operating income                                  201.2      190.5      1,219.5      1,231.4
Adjustment for depreciations                      198.4      214.2        838.0        912.2
Adjustment for non cash items                      -3.8       44.9         35.0          3.9
                                             -----------------------------------------------
                                                  395.8      449.6      2,092.5      2,147.4

Taxes paid                                        -84.6      -98.2       -396.2       -462.9

Cash generated from operations before
changes in working capital                        311.2      351.4      1,696.3      1,684.5

Change in working capital:
       (Increase)/decrease of current
        receivables                               247.1      272.7        339.3        230.3
       (Increase)/decrease of inventories        -262.5     -237.2        140.4        263.1
       Increase/(decrease) of current
       liabilities                                -80.9      -34.5       -252.2       -179.1
                                             -----------------------------------------------
                                                  -96.3        1.0        227.5        314.2

                                             -----------------------------------------------
Cash flows from operating activities              214.9      352.4      1,923.8      1,998.7
                                             ===============================================

Cash flow from investing activities
Investments in fixed assets                       -28.5      -54.5       -276.7       -274.9
Divestment of fixed assets                         26.0       67.2        120.7        336.2
Additional purchase price                             -          -       -367.5            -
Acquisition of businesses                         -40.9          -       -135.7        -58.5
Reduction of purchase price                           -          -         81.6         76.3
Divestment of businesses                              -          -            -        281.6
Provisions                                        -28.9      -52.0         29.8       -245.8
                                             -----------------------------------------------
Cash flow from investing activities               -72.3      -39.3       -547.8        114.9
                                             ===============================================

Cash flow from financing activities
Financial net, paid                               -20.7      -70.5       -973.3       -697.0
New issue of shares                                   -          -      3,136.6            -
(Increase)/decrease of other current
deposits                                          159.0      138.9        -84.2        306.6
Capitalised financing costs, acquisition
loans                                                 -          -        -39.7            -
Increase/(decrease) of liabilities to credit
institutions                                     -346.7     -290.7     -3,359.6     -1,704.6

                                             -----------------------------------------------
Cash flow from financing activities              -208.4     -222.3     -1,320.3     -2,095.0
                                             ===============================================

Net increase (decrease) in cash and bank
                                                  -65.8       90.8         55.7         18.7

Cash and bank at the beginning of the year        605.9      666.4        666.4        634.5
Translation difference in cash and bank           -20.1      -20.8       -116.2         13.2
Cash and bank at the end of the period            520.0      736.4        605.9        666.4
--------------------------------------------------------------------------------------------

Alfa Laval AB (publ)                              Corporate registration number:
                                                                     556587-8054


CONSOLIDATED PROFIT AND LOSS STATEMENT

                                        Jan 1 - Mar 31  Jan 1 - Mar 31  Jan 1 - Dec 31   Jan 1 - Dec 31
SEK millions                                 2003            2002            2002             2001
-------------------------------------------------------------------------------------------------------
Net sales                                      2,994.7         3,261.9        14,594.9         15,829.6

Cost of goods sold                            -1,874.4        -2,052.1        -9,262.2        -10,348.0
                                        ---------------------------------------------------------------
Gross profit                                   1,120.3         1,209.8         5,332.7          5,481.6
-------------------------------------------------------------------------------------------------------
Sales costs                                     -537.2          -539.4        -2,115.1         -2,442.6
Administration costs                            -225.7          -267.4        -1,030.7           -789.2
Research and
development costs                                -95.7           -76.4          -355.2           -341.4
Comparison distortion items                        3.6           -44.9           -29.2              5.3
Other operating income                            55.6            98.9           268.7            389.1
Other operating costs                            -73.1          -145.4          -664.0           -893.3
Amortisation of goodwill                         -46.6           -44.7          -187.7           -178.0
                                        ---------------------------------------------------------------
Operating income                                 201.2           190.5         1,219.5          1,231.4
-------------------------------------------------------------------------------------------------------
Dividends                                          5.1             4.5             7.8              9.6
Interest income                                   74.4           160.4           351.4            238.0
Interest costs                                  -139.2          -295.6          -901.8         -1,437.2
Comparison distortion items                          -               -          -304.8                -
                                        ---------------------------------------------------------------
Result after financial items                     141.5            59.8           372.1             41.8
-------------------------------------------------------------------------------------------------------
Minority share in subsidiaries' income            -9.7            -8.2           -33.7            -32.0
Taxes                                            -34.0           -45.3          -218.2             26.3
                                        ---------------------------------------------------------------
Net income for the year                           97.8             6.3           120.2             36.1
-------------------------------------------------------------------------------------------------------

Earnings per share (SEK)                          0.88            0.17            1.41             0.96

Average number of shares *                 111,671,993      37,496,325      85,482,322       37,496,325







* The average number of shares has been changed through split and new issue of shares.

Alfa Laval AB (publ)                              Corporate registration number:
                                                                     556587-8054


CONSOLIDATED BALANCE SHEET

                                              Mar 31       Mar 31       Dec 31       Dec 31
SEK millions                                   2003         2002         2002         2001
-------------------------------------------------------------------------------------------
ASSETS

Non-current assets:
  Intangible assets                          4,585.3      4,807.0      4,703.3      5,013.3

  Property, plant and equipment              2,997.4      3,342.8      3,082.7      3,598.9

  Financial assets                             670.0      1,057.3        751.9      1,102.4

Current assets:
  Inventories                                2,568.6      2,793.6      2,279.0      2,623.9

  Accounts receivable                        2,442.1      2,865.1      2,504.0      3,032.0

  Other receivables                            937.0      1,017.2      1,086.2      1,301.7

  Other current deposits                       327.4        150.0        414.3        293.3

  Cash and bank                                520.0        736.4        605.9        666.4

TOTAL ASSETS                                15,047.8     16,769.4     15,427.3     17,631.8
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY AND LIABILITIES

Shareholders' equity:                        4,606.0      1,411.9      4,512.3      1,445.1

Minority interests                             115.2        125.3        108.2        131.8

Provisions for:
  Pensions and similar commitments             711.5        717.7        720.6        774.9
  Deferred taxes                             1,001.9      1,100.2        990.3      1,143.6
  Other                                        950.7      1,015.0        989.3      1,063.2
                                         --------------------------------------------------
                                             2,664.1      2,832.9      2,700.2      2,981.7
Non-current liabilities:
  Subordinated loan from Tetra Laval
 Finance Ltd                                       -      2,025.6            -      2,085.6
  Liabilities to credit institutions         2,825.5      3,693.4      3,105.8      4,190.5
  Bond loan                                  1,123.2      1,986.5      1,127.6      2,045.3
                                         --------------------------------------------------
                                             3,948.7      7,705.5      4,233.4      8,321.4
Current liabilities:
  Liabilities to credit institutions           190.7        456.9        254.4        382.5

  Accounts payable                           1,089.1      1,247.4      1,173.2      1,425.9

  Advances from customers                      621.9        674.1        571.3        609.1

  Other liabilities                          1,812.1      2,315.4      1,874.3      2,334.1
TOTAL SHAREHOLDERS' EQUITY
AND LIABILITIES                             15,047.8     16,769.4     15,427.3     17,631.8
-------------------------------------------------------------------------------------------

Alfa Laval AB (publ)                              Corporate registration number:
                                                                     556587-8054


CHANGES IN CONSOLIDATED EQUITY

SEK millions
--------------------------------------------------------------------------------------------

                               Jan 1- Mar 31   Jan 1- Mar 31   Jan 1- Dec 31   Jan 1- Dec 31
                                   2003             2002           2002            2001
--------------------------------------------------------------------------------------------
At the beginning of the period       4,512.3         1,445.1        1,445.1          1,312.3
New issue of shares                        -               -        3,136.6                -
Translation difference                  -4.1           -39.5         -189.6             96.7
Net income for the period               97.8             6.3          120.2             36.1
                               -------------------------------------------------------------
At the end of the period             4,606.0         1,411.9        4,512.3          1,445.1
--------------------------------------------------------------------------------------------

The share capital of SEK 1,116,719,930 (374,963) is divided into 111,671,993 (37,496,325) shares at par value SEK 10 (0.01).

At the new issue of shares in connection with the IPO in 2002, 32,967,033 new shares were issued, which increased the share capital by SEK 329,670,330. The subscription price was SEK 91. This means that the equity capital increased by SEK 3,000,000,003, which after deduction for transaction costs of SEK 84,181,048 means a net increase by SEK 2,915,818,955. Before the IPO, Alfa Laval management executed all 3,712,310 warrants, which means a corresponding increase of the number of shares and an increase of the share capital by SEK 37,123,100. The subscription price was SEK 59.48, which means an increase of the equity capital by SEK 220,793,851. Totally, the equity capital increased by SEK 3,136,612,806.

Alfa Laval Special Finance AB                     Corporate registration number:
                                                                     556587-8062


Alfa Laval Special Finance AB
Interim report January 1 - March 31, 2003



"Order intake as well as net sales increased during the first quarter 2003, excluding exchange variations, in spite of a continuous weak development on many of Alfa Laval's markets. Adjusted EBITA was somewhat lower, mainly due to foreign exchange effects. As anticipated, the result after financial items increased substantially."

                                       Sigge Haraldsson, President and CEO,
                                            Alfa Laval Special Finance

Summary of the first quarter 2003:

       - Order intake, excluding exchange rate variations, increased by 1.1 percent to SEK 3,378 million.

       - Net sales, excluding exchange rate variations, increased by 1.4 percent to SEK 2,995 million.

       - Adjusted EBITA was SEK 321 (363) million.

       - Adjusted EBITA-margin was 10.7 (11.1) percent.

       - Result after financial items increased to SEK 141 (59) million.

       - Cash flow from operating activities was SEK 215 (352) million.

       - Alfa Laval's nomination committee has proposed Anders Narvinger as new Chairman of the Board of Alfa Laval AB (publ).


Outlook 2003

As in previous outlook, Alfa Laval Special Finance is expecting the orders received during 2003 to show a limited increase compared to 2002 excluding translation differences. The major part of this increase is expected through acquired activities together with a marginal organic growth during the latter part of 2003. It must though be added that the uncertainty that is characterizing the situation in the world of course means that all forecasts are uncertain.

The restructuring programme "Beyond Expectations", that is to be completed by the end of 2003, will give continued savings during the year.

Foreign exchange translation as well as transaction exposures are expected to have a larger negative impact than previously anticipated on the adjusted EBITA.

Lund, April 29, 2003



Sigge Haraldsson
President and CEO
Alfa Laval Special Finance AB

Alfa Laval Special Finance AB                     Corporate registration number:
                                                                     556587-8062


----------------------------------------------------------------------------------------------------
SEK millions, unless           Jan 1 - Mar 31   Jan 1 - Mar 31                             Pro forma
otherwise stated                    2003             2002              2002         2001        2000
----------------------------------------------------------------------------------------------------
Order intake                            3,378            3,681       14,675       15,894      15,374
----------------------------------------------------------------------------------------------------
Net sales                               2,995            3,262       14,595       15,830      15,012
----------------------------------------------------------------------------------------------------
Adjusted EBITDA 1)                        396              451        2,091        2,141       1,626
----------------------------------------------------------------------------------------------------
Adjusted EBITA 2)                         321              363        1,760        1,740       1,160
----------------------------------------------------------------------------------------------------
Adjusted EBITA 2)- margin               10.7%            11.1%        12.1%        11.0%        7.7%
----------------------------------------------------------------------------------------------------
Result after financial items              141               59          460          373           8
----------------------------------------------------------------------------------------------------
Return on capital employed 3)           20.1%            17.8%        20.3%        18.5%       16.1%
----------------------------------------------------------------------------------------------------
Return on equity capital 3)              6.3%             9.6%         4.7%        10.1%       -4.6%
----------------------------------------------------------------------------------------------------
Solidity                                29.9%            21.4%        28.6%        20.6%       16.8%
----------------------------------------------------------------------------------------------------
Debt ratio, times                        0.74             1.47         0.79         1.57        2.10
----------------------------------------------------------------------------------------------------
No. of employees (units) 4)             9,186            9,306        9,125        9,259      10,623
----------------------------------------------------------------------------------------------------

1) Adjusted EBITDA - "Earnings before interests, taxes, depreciation, amortisation of goodwill and step up values and comparison distortion items."
2) Adjusted EBITA - "Earnings before interests, taxes, amortisation of goodwill and step up values and comparison distortion items.
3) Calculated on a 12 months' revolving basis. The new issue of shares in June 2002 has changed the basis for the calculation of return on equity capital, which has affected the comparison figure.
4)     Number of employees at the end of the period.







For more information, please contact:
Mikael Sjoblom, Investor Relations Manager
Phone: +46 46 36 74 82, mobile: +46 709 78 74 82,
e-mail: mikael.sjoblom@alfalaval.com










The interim report has not been subject to review by the company's auditors.

Alfa Laval Special Finance AB                     Corporate registration number:
                                                                     556587-8062


Management's discussion and analysis


Ownership

Alfa Laval Special Finance AB's parent company Alfa Laval AB (publ) is since May 17, 2002 listed on the Stockholm Stock Exchange's O-list and on Attract 40 since July 1, 2002. The number of shareholders is 5,432 in total. The two largest owners are also after the IPO Industri Kapital and Tetra Laval, where 26.9 (62.2) percent are owned by the partnerships that are controlled by Industri Kapital 2000 Ltd, United Kingdom and 17.7 (36.7) percent are owned by Tetra Laval B.V., the Netherlands. Next to them there are eight institutional investors with ownerships of 3.7 to 2.4 percent. These ten largest owners own
68.0 percent of the shares.

Legal structure

Alfa Laval Special Finance AB is the parent company of the Alfa Laval Special Finance Group.

Operations

The Alfa Laval Special Finance Group is engaged in the development, production and sales of products and systems based on three main technologies: separation/filtration, heat transfer and fluid handling. The sales and marketing activities are performed in two divisions - "Equipment" and "Process Technology". The divisions are based on totally ten customer segments. The Group also has a common function "Operations" for procurement, production and logistics. The Group's secondary segments are geographical markets.

Accounting principles

The same accounting principles and accounting estimates have been applied in the interim report for March 2003 as for the annual report for 2002.

Acquisitions and disposals

On January 31, 2003, the Danish Toftejorg A/S Group was acquired, with effect from January 1, 2003. The Group has annual sales of about SEK 210 million and approximately 100 employees. The operations cover R&D, assembly and sales of advanced tank cleaning equipment, targeting the Food and Marine industries. In addition to the operations in Denmark, the Group has sales companies in Sweden, Norway, Germany, the UK, France, Singapore, the United States and its own representation in South Korea.

On February 26, 2003 the property in Newmarket in Canada was sold for SEK 20.0 million, with a realised gain of SEK 3.6 million.

The disposal is reported as a comparison distortion item in the income statement.

Asbestos-related lawsuits in the United States

Alfa Laval Special Finance's subsidiary in the US, Alfa Laval Inc, was as of March 31, 2003 named as co-defendant in a total of 97 asbestos-related lawsuits with a total of approximately 17,500 plaintiffs. Alfa Laval Inc. is only named as one of numerous defendants. The lawsuits do not identify any Alfa Laval product

Alfa Laval Special Finance AB                     Corporate registration number:
                                                                     556587-8062


that the company believes could form the basis of liability. The lawsuits filed in Mississippi account for more than 99% of all plaintiffs.

Alfa Laval strongly believes the claims against the company are without merit and intends to vigorously contest each lawsuit.

After thorough investigations Alfa Laval continues to believe that potential claims in connection with asbestos related lawsuits against Alfa Laval Inc will be covered by insurance policies. Furthermore, primary insurance policies issued in favour of Alfa Laval Inc. provide for coverage of its defense costs.

Developments between February 15, 2003 and March 31, 2003:

o 2 lawsuits have been dismissed, which gives a total of 32 lawsuits that have been dismissed for lack of connection to Alfa Laval Inc. In addition, another multiple plaintiff lawsuit in Mississippi, with 15 plaintiffs, has been dismissed from state court and transferred to a federal court, which is expected to dismiss all claims from plaintiffs with no manifested illness. This lawsuit, as well as the lawsuit representing 507 plaintiffs mentioned in our Full Year Report for 2002 which was transferred to the same federal court, are still included in the total count.

o Alfa Laval Inc has been named as co-defendant in an additional 26 lawsuits with a total of approximately 2,500 plaintiffs. 22 of these lawsuits were filed in Mississippi and embrace all of the new plaintiffs, except 6.

o 99,8% of the increase in plaintiffs is related to lawsuits filed in Mississippi. The State of Mississippi has adopted a new law that legal experts expect will limit the filing of multiple plaintiff lawsuits after December 31, 2002. It is believed that this new law is the principal driving force behind the increase of lawsuits filed during the latter part of 2002.

o        All of the new Mississippi lawsuits were originally filed during 2002.
         The rules applicable in Mississippi allow lawsuits to be served upon the defendants within 120 days from the court filing. Alfa Laval is not aware of any new multiple plaintiff lawsuits filed in Mississippi against Alfa Laval Inc. during 2003.

Based on current information and Alfa Laval's understanding of these lawsuits, Alfa Laval continues to believe that these lawsuits will not have a material adverse effect on the company's financial condition or results of operation.

Orders received

Orders received amounted to SEK 3,377.7 (3,681.4) million for the first quarter. Excluding exchange rate variations, the order intake for the Group was 1.1 percent higher than the same period last year.

After considering the effect of exchange rate variations, an increase in orders received has been reported from the customer segments "Food Technology", "Comfort & Refrigeration", "Sanitary Equipment", "Fluids & Utility Equipment" and for "Parts & Service. The increase in "Food Technology" is explained by increased investments within applications like protein technology, beverages and vegetable oil. The increase in "Comfort & Refrigeration" is coming from improvements in both heating and refrigeration. The improvement in "Sanitary Equipment" is deriving from

Alfa Laval Special Finance AB                     Corporate registration number:
                                                                     556587-8062


an increase in orders from primarily contractors and system builders. Decreases in orders received have been noted from primarily the "Energy & Environment" and the "Marine & Diesel" customer segments. The decrease within "Energy & Environment" is due to a weakening investment climate within the oil and gas industry and the power application. "Marine & Diesel" has shown decreased orders received compared to 2002. This is fully in line with the expectations due to the fewer contracts for new construction at the shipyards. Orders received from the after market "Parts & Service" has continued to develop positively and thereby increased its relative share of the group's total orders received to
28.2 (27.0) percent.

With reference to the geographical split of orders received and after excluding the effect of exchange rate variations it can be noted that Asia, Central and Eastern Europe, Latin America and Oceania are reporting increased orders received. North America, mainly due to the United States, has reported a continued decrease in orders received. Also Western Europe, the Nordic countries and Africa report decreased orders received. The decrease in orders received in the United States is above all explained by the generally weak business climate, but also a concentration of the product range within the customer segment "Sanitary Equipment" in the United States and by reduced investments within the oil & gas and power applications.

Order backlog

The order backlog at March 31, 2003 was 4,284.3 (4,661.4) million. Excluding exchange rate variations, the order backlog was 4.7 percent higher than the order backlog at the end of 2002.

Net sales

Net sales of the Alfa Laval Special Finance Group amounted to SEK 2,994.7 (3,261.9) million for the first quarter of this year. Excluding exchange rate variations, the invoicing was some 1.4 percent higher than the first quarter of last year.

After adjusting for the effect of exchange rate variations, an increase in net sales has been reported from the customer segments "Food Technology", "Comfort & Refrigeration", "OEM", "Life Science" and for "Parts & Service. The increase in sales for all segments but "Life Science" is consistent with the reported improvement in orders received. For "Life Science" the increase is based on the relatively large order backlog going into 2003. Decreases in net sales have been noted from primarily the "Energy & Environment" and the "Marine & Diesel" customer segments. The decreases reported are due to the lower order intake, in these longer lead-time businesses, as commented upon during 2002.

After considering the effect of exchange rate variations, the invoicing increased strongly in Asia, Central and Eastern Europe, Latin America, Oceania and Africa and increased in Western Europe. Primarily North America but also the Nordic countries are below the level of last year.

Alfa Laval Special Finance AB                     Corporate registration number:
                                                                     556587-8062


Comments on the Profit & Loss Statement

As a basis for comments on the various main items of the profit & loss statement, please find a comparison between January - March for 2003 and 2002 and January - December for 2002 and 2001:

Income statement analysis
Consolidated

                                   Jan 1 -      Jan 1 -     Jan 1 -      Jan 1 -
                                   Mar 31       Mar 31      Dec 31       Dec 31
SEK millions                        2003         2002        2002         2001
--------------------------------------------------------------------------------
Net sales                          2,994.7     3,261.9     14,594.9    15,829.6

Adjusted gross profit              1,197.4     1,291.5     5,651.7      5,815.5
- in % of net sales                   40.0        39.6        38.7         36.7

Expenses                            -801.4      -840.9    -3,560.7     -3,674.7
- in % of net sales                   26.8        25.8        24.4         23.2

Adjusted EBITDA                      396.0       450.6     2,091.0      2,140.8
- in % of net sales                   13.2        13.8        14.3         13.5

Depreciation                         -74.7       -87.8      -331.3       -400.3

Adjusted EBITA                       321.3       362.8     1,759.7      1,740.4
- in % of net sales                   10.7        11.1        12.1         11.0

Amortisation of goodwill*           -123.7      -126.4      -506.7       -511.9

Comparison distortion items            3.6       -44.9       -29.2          5.3
                                   ---------------------------------------------

EBIT                                 201.2       191.5     1,223.8      1,233.8
--------------------------------------------------------------------------------

* Including amortisation of step-up values

The first three months generated a gross profit of SEK 1,120.3 (1,209.8) million. Excluding the amortisation of SEK 77.1 (81.7) million on step up values, the adjusted gross profit is SEK 1,197.4 (1,291.5) million. This corresponds to 40.0 (39.6) percent of net sales. The gross margin is 0.4 percentage units higher than last year. This is partly a result of the restructuring programme. In addition the proportion of the after market sales increased, which is a further explanation to the improved gross margin.

Sales and administration expenses amounted to SEK 762.9 (806.7) million. Excluding exchange rate variations and divested activities, these expenses were at the same level as last year.

The costs for research and development has amounted to SEK 95.7 (76.4) million, corresponding to 3.2 (2.3) percent of net sales. At constant exchange rates, this represents an increase of about SEK 20 million.

Alfa Laval Special Finance AB                     Corporate registration number:
                                                                     556587-8062


Adjusted EBITDA amounted to SEK 396.0 (450.6) million for the first quarter. The adjusted EBITA amounted to SEK 321.3 (362.8) million. The adjusted EBITA margin thereby decreased to 10.7 (11.1) percent.

In order to illustrate the quarterly development, the corresponding income statement analysis is shown for the last ten quarters below:


Income statement analysis*
Consolidated

                             2000                     2001                                     2002                     2003

SEK millions                  Q4        Q1        Q2        Q3         Q4        Q1        Q2        Q3        Q4        Q1

Net sales                  4,632.3   3,452.4   3,806.5   3,832.1    4,738.6   3,261.9   3,654.2   3,503.7   4,175.1   2,994.7

Adjusted gross profit      1,500.8   1,335.9   1,433.3   1,366.8    1,679.5   1,291.5   1,426.4   1,394.7   1,539.1   1,197.4
- in % of net sales           32.4      38.7      37.7      35.7       35.4      39.6      39.0      39.8      36.9      40.0

Expenses                    -889.7    -866.7    -848.8    -879.4   -1,079.8    -840.9    -896.7    -902.6    -920.5    -801.4
- in % of net sales           19.2      25.1      22.3      23.0       22.8      25.8      24.6      25,8      22.0      26.8

Adjusted EBITDA              611.1     469.2     584.5     487.4      599.7     450.6     529.7     492.1     618.6     396.0
- in % of net sales           13.2      13.6      15.4      12.7       12.6      13.8      14.5      14.0      14.8      13.2

Depreciation                -133.2    -103.1     -99.8     -94.1     -103.3     -87.8     -83.1     -78.6     -81.8     -74.7

Adjusted EBITA               477.9     366.1     484.7     393.3      496.4     362.8     446.6     413.5     536.8     321.3
- in % of net sales           10.3      10.6      12.7      10.2       10.5      11.1      12.2      11.8      12.9      10.7

Amortisation of
goodwill **                 -119.7    -119.9    -134.3    -129.8     -127.9    -126.4    -125.7    -128.7    -125.9    -123.7

Comparison distortion
items                       -386.1       0.0       0.0       0.0        5.3     -44.9       0.5      15.9      -0.7       3.6
                          ----------------------------------------------------------------------------------------------------

EBIT                         -27.9     246.2     350,4     263.5      373.8     191.5     321.4     300.7     410.2     201.2

* Including amortisation of step-up values

The result has been affected by comparison distortion items of SEK 3.6 (-44.9) million.

On February 26, 2003 the property in Newmarket in Canada was sold for SEK 20.0 million, with a realised gain of SEK 3.6 million. The sale of the property in Warminster in the United States was completed at the end of March 2002 at a price of SEK 62.1 million. The realised loss was SEK -44.9 million.

The financial net has amounted to SEK -73.7 (-127.3) million, excluding realised and unrealised exchange rate losses and gains. The main elements of costs were interest on debt to the banking syndicate of SEK -46.1 (-70.5) million, interest on the bond loan of SEK -36.0 (-59.3) million and a net of dividends and other interest income and interest costs of SEK 8.4 (2.5) million.

The net of realised and unrealised exchange rate differences amounts to SEK 13.5 (5.3) million.

Alfa Laval Special Finance AB                     Corporate registration number:
                                                                     556587-8062


The result after financial items was SEK 141.1 (58.8) million.

Income taxes were SEK -54.0 (-45.3) million. The Group's effective tax rate is approximately 33 percent based on taxable result.

The parent company's result after financial items was SEK 3.8 (-) million, out of which net interest income was SEK 4.0 (-) million and other administration costs the remaining SEK -0.2 (-) million.

Divisional reporting

Consolidated                                      Orders received
                        -----------------------------------------------------------------
                        Jan 1 - Mar 31   Jan 1 - Mar 31   Jan 1 - Dec 31   Jan 1 - Dec 31
SEK millions                 2003             2002             2002            2001
-----------------------------------------------------------------------------------------
Equipment                      1,964.9          2,118.7          8,092.6          8,557.9
Process Technology             1,395.9          1,536.8          6,488.1          7,026.9
Operations and other              16.9             25.9             94.1             96.1
                        -----------------------------------------------------------------
Subtotal                       3,377.7          3,681.4         14,674.8         15,680.9
Divested                             -                -                -            213.0
                        -----------------------------------------------------------------
Total                          3,377.7          3,681.4         14,674.8         15,893.9
-----------------------------------------------------------------------------------------


Consolidated                                  Order backlog
                        --------------------------------------------------------
                         March 31      March 31      December 31     December 31
SEK millions               2003          2002            2002            2001
--------------------------------------------------------------------------------
Equipment                 1,572.4       1,729.1          1,564.5         1,648.3
Process Technology        2,697.0       2,918.0          2,752.6         2,654.7
Operations and other         14.9          14.3             23.0             9.5
                        --------------------------------------------------------
Subtotal                  4,284.3       4,661.4          4,340.1         4,312.5
Divested                        -             -                -             1.0
                        --------------------------------------------------------
Total                     4,284.3       4,661.4          4,340.1         4,313.5
--------------------------------------------------------------------------------


Consolidated                                        Net sales
                        -----------------------------------------------------------------
                        Jan 1 - Mar 31   Jan 1 - Mar 31   Jan 1 - Dec 31   Jan 1 - Dec 31
SEK millions                 2003             2002             2002            2001
-----------------------------------------------------------------------------------------
Equipment                      1,829.5          1,978.1          8,129.6          8,576.2
Process Technology             1,143.5          1,248.6          6,377.1          6,872.0
Operations and other              21.7             35.2             88.2            169.4
                        -----------------------------------------------------------------
Subtotal                       2,994.7          3,261.9         14,594.9         15,617.6
Divested                             -                -                -            212.0
                        -----------------------------------------------------------------
Total                          2,994.7          3,261.9         14,594.9         15,829.6
-----------------------------------------------------------------------------------------

Alfa Laval Special Finance AB                     Corporate registration number:
                                                                     556587-8062


Consolidated                                   Operating income
                        -----------------------------------------------------------------
                        Jan 1 - Mar 31   Jan 1 - Mar 31   Jan 1 - Dec 31   Jan 1 - Dec 31
SEK millions                 2003             2002             2002            2001
-----------------------------------------------------------------------------------------
Equipment                        191.9            244.7          1,078.3          1,083.6
Process Technology                -8.3             27.0            521.4            472.7
Operations and other              14.0            -35.3           -346.7           -318.6
                        -----------------------------------------------------------------
Subtotal                         197.6            236.4          1,253.0          1,237.7
Comparison distortion
items                              3.6            -44.9            -29.2              5.3
Divested                             -                -                -             -9.2
                        -----------------------------------------------------------------
Total                            201.2            191.5          1,223.8          1,233.8
-----------------------------------------------------------------------------------------


Reporting by geographical markets

----------------------------------------------------------------------------------------------------
Net sales             Jan 1 -              Jan 1 -              Jan 1 -              Jan 1 -
                      Mar 31               Mar 31               Dec 31               Dec 31
                       2003                 2002                 2002                 2001
                       SEK                  SEK                  SEK                  SEK
Consolidated         millions     %       millions    %        millions    %        millions    %
----------------------------------------------------------------------------------------------------
Customers in
Sweden                  198.8      6.6      188.0      5.8       835.1      5.7       770.0      4.9
Other EU              1,072.7     35.8    1,058.2     32.4     4,953.0     33.9     5,448.5     34.4
Other Europe            289.3      9.7      321.0      9.8     1,497.8     10.3     1,426.0      9.0
United States           492.6     16.4      698.3     21.5     2,638.7     18.1     2,815.7     17.8
Oth North America        82.4      2.8       88.7      2.7       423.5      2.9       347.3      2.2
Latin America           127.2      4.3      150.0      4.6       626.7      4.3       728.0      4.6
Africa                   22.0      0.7       11.3      0.3        69.6      0.5       151.7      1.0
Asia                    659.8     22.0      699.0     21.4     3,296.6     22.6     3,835.3     24.2
Oceania                  49.9      1.7       47.4      1.5       253.8      1.7       307.2      1.9
                   ---------------------------------------------------------------------------------
Total                 2,994.7    100.0    3,261.9    100.0    14,594.9    100.0    15,829.6    100.0
----------------------------------------------------------------------------------------------------


Return on capital employed

The return on capital employed including goodwill and step up values amounted to
20.1 (17.8) percent during the first quarter of the year calculated on a 12 months' revolving basis.

Cash flow

Cash flow from operating and investing activities amounted to SEK 143.2 (314.1) million during the first quarter, out of which divestments generated cash of SEK
26.0 (67.2) million.

Working capital increased by SEK 95.7 million during the first quarter. The corresponding figure for 2002 was a decrease by SEK 1.0 million.

Alfa Laval Special Finance AB                     Corporate registration number:
                                                                     556587-8062


Investments in property, plant and equipment amounted to SEK 28.5 (54.5) million during the first quarter. Depreciations, excluding allocated step up values, amounted to SEK 74.7 (87.8) million during the period.

The cash flows from operating activities calculated per share were SEK 26.31 (353,400). Cash flows per share have been calculated based on the average number of shares, which has been changed through new issue of shares to 8,191,000 (1,000).

Cash and bank

The Group's cash and bank amounted to SEK 520.0 (736.4) million. The item cash and bank in the balance sheet and in the cash flow statement is mainly relating to bank deposits. Cash and bank includes a bank deposit in the publicly listed subsidiary Alfa Laval (India) Ltd of about SEK 69.3 (57.7) million. The company is not a wholly owned subsidiary of the Alfa Laval Special Finance Group, but is only owned to 64.1 percent.

Borrowings and net debt

Total bank borrowings amounted to SEK 3,016.2 (4,150.4) million at the end of the period. The total financial indebtedness including leasing and interest bearing pension liabilities amounted to SEK 4,168.9 (6,167.3) million.

Net financial debt amounted to SEK 3,321.5 (5,280.9) million at March 31.

On January 27, 2003 a voluntary amortisation of SEK 227.7 million was made on the syndicated loan.

On February 19, 2003, Alfa Laval has re-purchased bonds at the prevailing market rate for a face value of SEK 11.7 million. The difference between the higher market value and the face value was SEK 1.9 million, which has been reported as an interest cost. The bond loan accrues interest at 12.125 percent, which is considerably more than the Group's current cost for other external financing.

The loan facility with the banking syndicate consists of two parts. The first part is an amortisation free loan of originally EUR 423.9 million, which has been reduced to EUR 299.3 million through voluntary amortisation of EUR 86.2 million and exchange rate movements of EUR 38.4 million. The other part is a revolving working capital facility of EUR 150 million, which was unutilised as of March 31, 2003. The maturity of this combined facility is five years and the interest is based on applicable IBOR plus a mark up based on the relation between net debt and EBITDA.

Alfa Laval Special Finance AB                     Corporate registration number:
                                                                     556587-8062


Debt table
--------------------------------------------------------------------------------
Consolidated
                              March 31    March 31    December 31    December 31
SEK millions                    2003        2002         2002           2001
--------------------------------------------------------------------------------

Credit institutions            3,016.2     4,150.4      3,360.2        4,573.1
Bond loan                      1,123.2     1,986.5      1,127.6        2,045.3

Capitalised finance leases        23.4        24.0         24.7           26.9
Interest-bearing pension
liabilities                        6.1         6.4          6.1            6.4
                              --------------------------------------------------

Total debt                     4,168.9     6,167.3      4,518.7        6,651.6

Cash and bank and other
current deposits                 847.4       886.4      1,020.2          959.7
                              --------------------------------------------------

Net debt                       3,321.5     5,280.9      3,498.5        5,691.9
                              --------------------------------------------------


Debt ratio

The debt ratio, that is the net debt in relation to equity capital, was 0.74 (1.47) times at the end of March.

Solidity

The solidity, that is the equity capital in relation to total assets, was 29.9 (21.4) percent at the end of the period.

Return on equity capital

The net income for the period in relation to equity capital was 6.3 (9.6) percent calculated on a 12 months' revolving basis. The new issue of shares in June 2002 has changed the basis for the calculation, which has affected the comparison figure.

Personnel

The number of employees amounted to 9,186 (9,306) at March 31, 2003.

Date for the next financial report

The interim report for the second quarter of 2003 will be published on August 14, 2003.

Alfa Laval Special Finance AB                     Corporate registration number:
                                                                     556587-8062


CONSOLIDATED CASH FLOW STATEMENT

                                                 Jan 1-     Jan 1-       Jan 1-       Jan 1-
                                                 Mar 31     Mar 31       Dec 31       Dec 31
SEK millions                                      2003       2002         2002         2001
---------------------------------------------------------------------------------------------
Cash flow from operating activities
Operating income                                   201.2      191.5      1,223.8      1,233.8
Adjustment for depreciations                       198.4      214.2        838.0        912.2
Adjustment for non cash items                       -3.8       44.9         35.0          3.9
                                                ---------------------------------------------
                                                   395.8      450.6      2,096.8      2,149.8

Taxes paid                                         -84.6      -98.2       -396.2       -462.9

Cash generated from operations before
changes in working capital                         311.2      352.4      1,700.6      1,686.9

Change in working capital:
       (Increase)/decrease of current
        receivables                                247.1      272.7        340.0        209.2
       (Increase)/decrease of inventories         -262.5     -237.2        140.4        263.1
       Increase/(decrease) of current
       liabilities                                 -80.3      -34.5       -134.2       -182.8
                                                ---------------------------------------------
                                                   -95.7        1.0        346.2        289.5

                                                ---------------------------------------------
Cash flows from operating activities               215.5      353.4      2,046.8      1,976.4
                                                =============================================
Cash flow from investing activities
Investments in fixed assets                        -28.5      -54.5       -276.7       -274.9
Divestment of fixed assets                          26.0       67.2        120.7        336.2
Additional purchase price                              -          -       -367.5            -
Acquisition of businesses                          -40.9          -       -135.7        -58.5
Reduction of purchase price                            -          -         81.6         76.3
Divestment of businesses                               -          -            -        281.6
Provisions                                         -28.9      -52.0         29.8       -249.1
                                                ---------------------------------------------
Cash flow from investing activities                -72.3      -39.3       -547.8        111.6
                                                =============================================

Cash flow from financing activities
Financial net, paid                                -21.3      -70.5       -590.1       -672.2
New issue of shares                                    -          -        819.0            -
(Increase)/decrease of other current
deposits                                           159.0      138.9        -84.2        306.6

Capitalised financing costs, acquisition
loans                                                  -          -        -39.7            -
Increase/(decrease) of liabilities to credit
institutions                                      -346.7     -291.7     -1,548.2     -1,703.8

                                                ---------------------------------------------
Cash flow from financing activities               -209.0     -223.3     -1,443.3     -2,069.4
                                                =============================================

Net increase (decrease) in cash and
bank                                               -65.8       90.8         55.7         18.7

Cash and bank at the beginning of the year         605.9      666.4        666.4        634.5
Translation difference in cash and bank            -20.1      -20.8       -116.2         13.2
Cash and bank at the end of the period             520.0      736.4        605.9        666.4
---------------------------------------------------------------------------------------------

Alfa Laval Special Finance AB                     Corporate registration number:
                                                                     556587-8062


CONSOLIDATED PROFIT AND LOSS STATEMENT

                                          Jan 1 - Mar 31   Jan 1 - Mar 31   Jan 1 - Dec 31   Jan 1 - Dec 31
SEK millions                                    2003             2002             2002             2001
-----------------------------------------------------------------------------------------------------------
Net sales                                        2,994.7          3,261.9         14,594.9         15,829.6
Cost of goods sold                              -1,874.4         -2,052.1         -9,262.2        -10,348.0
                                        -------------------------------------------------------------------
Gross profit                                     1,120.3          1,209.8          5,332.7          5,481.6
-----------------------------------------------------------------------------------------------------------
Sales costs                                       -537.2           -539.4         -2,115.1         -2,442.6
Administration costs                              -225.7           -267.3         -1,026.8           -786.8
Research and
development costs                                  -95.7            -76.4           -355.2           -341.4
Comparison distortion items                          3.6            -44.9            -29.2              5.3
Other operating income                              55.6             98.9            268.7            389.1
Other operating costs                              -73.1           -144.5           -663.6           -893.3
Amortisation of goodwill                           -46.6            -44.7           -187.7           -178.0
                                        -------------------------------------------------------------------
Operating income                                   201.2            191.5          1,223.8          1,233.8
-----------------------------------------------------------------------------------------------------------
Dividends                                            5.1              4.5              7.8              9.6
Interest income                                     74.4             99.8            322.7            238.0
Interest costs                                    -139.6           -237.0           -803.5         -1,108.3
Comparison distortion items                            -                -           -290.7                -
                                        -------------------------------------------------------------------
Result after financial items                       141.1             58.8            460.1            373.1
-----------------------------------------------------------------------------------------------------------
Minority share in subsidiaries' income              -9.7             -8.2            -33.7            -32.0
Taxes                                              -54.0            -45.3           -218.2             26.3
                                        -------------------------------------------------------------------
Net income for the year                             77.4              5.3            208.2            367.4
-----------------------------------------------------------------------------------------------------------

Earnings per share (SEK)                            9.45            5,310            39.82          367,430

Average number of shares *                     8,191,000            1,000        5,229,137            1,000






* The average number of shares has been changed through new issue of shares.

Alfa Laval Special Finance AB                     Corporate registration number:
                                                                     556587-8062


CONSOLIDATED BALANCE SHEET

                                          Mar 31      Mar 31      Dec 31      Dec 31
SEK millions                               2003        2002        2002        2001
-------------------------------------------------------------------------------------

ASSETS

Non-current assets:
  Intangible assets                       4,585.3     4,807.0     4,703.3     5,013.3

  Property, plant and equipment           2,997.4     3,342.8     3,082.7     3,598.9

  Financial assets                          670.0     1,044.4       751.9     1,089.5

Current assets:
  Inventories                             2,568.6     2,793.6     2,279.0     2,623.9

  Accounts receivable                     2,442.1     2,865.1     2,504.0     3,032.0

  Other receivables                         916.3     1,035.8     1,085.6     1,319.5

  Other current deposits                    327.4       150.0       414.3       293.3

  Cash and bank                             520.0       736.4       605.9       666.4

TOTAL ASSETS                             15,027.1    16,775.1    15,426.6    17,636.7
-------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY AND LIABILITIES

Shareholders' equity:                     4,486.3     3,594.7     4,413.0     3,628.9

Minority interests                          115.2       125.3       108.2       131.8

Provisions for:
  Pensions and similar commitments          711.5       717.7       720.6       774.9
  Deferred taxes                          1,001.9     1,100.2       990.3     1,143.6
  Other                                     950.7     1,015.0       989.3     1,063.2
                                       -----------------------------------------------
                                          2,664.1     2,832.9     2,700.2     2,981.7
Non-current liabilities:
  Liabilities to credit institutions      2,825.5     3,693.4     3,105.8     4,190.5
  Bond loan                               1,123.2     1,986.5     1,127.6     2,045.3
                                       -----------------------------------------------
                                          3,948.7     5,679.9     4,233.4     6,235.8
Current liabilities:
  Liabilities to credit institutions        190.7       456.9       254.4       382.5

  Accounts payable                        1,089.1     1,247.4     1,173.2     1,425.9

  Advances from customers                   621.9       674.1       571.3       609.1

  Other liabilities                       1,911.1     2,163.9     1,973.0     2,240.8
TOTAL SHAREHOLDERS' EQUITY
AND LIABILITIES                          15,027.1    16,775.1    15,426.6    17,636.7
--------------------------------------------------------------------------------------

Alfa Laval Special Finance AB                     Corporate registration number:
                                                                     556587-8062


CHANGES IN CONSOLIDATED EQUITY

SEK millions
---------------------------------------------------------------------------------------------

                                Jan 1- Mar 31   Jan 1- Mar 31   Jan 1- Dec 31   Jan 1- Dec 31
                                    2003             2002           2002            2001
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
At the beginning of the period        4,413.0         3,628.9         3,628.9         3,164.7
New issue of shares                         -               -           819.0               -
Group contribution                          -               -           -53,4               -
Translation difference                   -4.1           -39.5          -189.6            96.7
Net income for the period                77.4             5.3           208.2           367.4
                                -------------------------------------------------------------
At the end of the period              4,486.3         3,594.7         4,413.0         3,628.9
---------------------------------------------------------------------------------------------

The share capital of SEK 819,100,000 (100,000) is divided among 8,191,000 (1,000) shares at par value SEK 100 (100).

At the ordinary shareholders' meeting on June 13, 2002 it was decided to increase the share capital by SEK 819,000,000 through a new issue of 8,190,000 shares to Alfa Laval AB (publ).

                                   SIGNATURES



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this Current Report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                                Alfa Laval Special Finance AB


Date:  May 22, 2003                             By:  /s/ Thomas Thuresson
                                                     --------------------
                                                      Thomas Thuresson
                                                      Chief Financial Officer